Exhibit 99.1

Americas Silver Corporation Closes US$10M Private Placement with Mr. Eric Sprott

TORONTO--(BUSINESS WIRE)--July 26, 2019--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) is pleased to announce the closing of its non-brokered private placement with Mr. Eric Sprott, announced in the news release dated July 19, 2019. The Company raised gross proceeds of US$10 Million through the issuance of 3,955,454 common shares priced at CDN$3.30 per share.

As at July 26, 2019, there are 82,487,633 common shares and 3,678,135 preferred shares with 5,928,500 options and 5,087,014 warrants of the Company issued and outstanding.

About Americas Silver Corporation

Americas Silver is a precious metal mining company focused on growth from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company expects to begin producing gold in the fourth quarter of 2019 at its fully funded, Relief Canyon Project, in Nevada, USA which is currently in construction. The Company also holds an option on the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, the Company’s construction, production, and development plans at the Relief Canyon Project and performance expectations for the Relief Canyon Project and impact on Americas Silver’s financial performance; and the estimated construction timeline and costs for the Relief Canyon Project. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.

Forward-looking information is based on the opinions and estimates of Americas Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Silver, these risks and uncertainties include the ability to develop, complete construction and operate the Relief Canyon Project; permitting timelines, capital and construction expenditures, reclamation activities, labor relations, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC, this information, except as required by law. Americas Silver does not give any assurance (1) that Americas Silver will achieve its expectations, or (2) concerning the result or timing thereof.

Contacts

Darren Blasutti
President and CEO
Americas Silver Corporation
416‐848‐9503